TCG BDC, Inc. TCG BDC II, Inc. 520 Madison Avenue, 40th Floor New York, New York 10022	Erik Barrios Secretary (212) 813-4785

September 28, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 12, 2018 through April 12, 2019 for TCG BDC, Inc. (814-00995) and TCG BDC II, Inc. (814-01248)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to TCG BDC, Inc. (“TCG BDC”) and TCG BDC II, Inc. (“TCG BDC II”) (each, a “Company” and collectively, the “Companies”). Please note for the Securities and Exchange Commission’s records, the following:

a.	A copy of the Companies' executed Joint Fidelity Bond is enclosed under Exhibit 1;
b.
A copy of the resolutions from the April 9, 2018 joint meeting of the Boards of Directors of TCG BDC and TCG BDC II, at which a majority of Directors who were not considered “interested persons” within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Joint Fidelity Bond, is enclosed under Exhibit 2;

c.	If the Companies were not participants in the Joint Fidelity Bond, they would have each maintained a single insured bond which would not have exceeded $2,500,000;
d.	The Joint Fidelity Bond will cover the period from April 12, 2018 through April 12, 2019;
e.	The premiums have been paid for the period from April 12, 2018 through April 12, 2019; and
f.	A copy of the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 3.

Please contact me if you have any questions or require additional information.

Very truly yours,

\s\ Erik Barrios

Erik Barrios
Secretary

Enclosures